VF 12-3-02

ANNUAL AUDITED REPORT
FORM x-17a-5
PART III

SECURI 02021656)MMISSION

FACING PAGE

cm

SEC FILE NUMBER
8-47459

Information Required or Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01//02 (MM/DD/YY) AND ENDING 9/27/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Datek Online Financial Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RECD S.E.C.
NOV 2 6 2002
516

70 Hudson Street
(No. and Street)

Jersey City (City) New Jersey (State) 07302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. John Langwith (402) 331-7856
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

2000 First National Center (Address) Omaha (City) Nebraska (State) 68102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

P

PROCESSED
DEC 0 4 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Langwith swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Datek Online Financial Services LLC, as of September 27, 2002, are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Name: [signature]

Title: V.P. Finance

GENERAL NOTARY-State of Nebraska
CHERYL L. SMITH
My Comm. Exp. March 10, 2004

[signature]
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Supplemental Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Deloitte & Touche LLP
1620 Dodge Street
First Financial Center, Ste. 2000
Omaha, Nebraska 68102-1578

Tel: (402) 346-7788
Fax: (402) 344-0372
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Datek Online Financial Services LLC
Jersey City, New Jersey

We have audited the following financial statements of Datek Online Financial Services LLC (the "Company") (a wholly-owned subsidiary of Datek Online Holding Corporation, a wholly-owned subsidiary of Ameritrade Holding Corporation) as of September 27, 2002, and for the period from January 1, 2002 to September 27, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Datek Online Financial Services LLC at September 27, 2002, and the results of its operations and its cash flows for the period from January 1, 2002 to September 27, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte
Touche
Tohmatsu

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of Datek Online Financial Services LLC as of September 27, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

November 15, 2002
Omaha, Nebraska

DATEK ONLINE FINANCIAL SERVICES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 27, 2002

ASSETS

Cash and Cash Equivalents	$ 16,676,462
Goodwill	496,354,621
Acquired Intangible Assets, net of accumulated amortization of $579,650	230,507,600
Receivable from Affiliates	2,867,822
Accrued Income	8,968,324
Other Assets	209,837
Total Assets	$755,584,666

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Payable to Brokers, Dealers and Clearing Organizations	$ 2,535,756
Accounts Payable and Accrued Expenses	13,902,210
Payable to Affiliates	4,330,570
Income Taxes Payable	841,739
Deferred Income Taxes	90,386,552
Total Liabilities	111,996,827
Member's Equity	643,587,839
Total Liabilities and Member's Equity	$755,584,666

See notes to financial statements.

DATEK ONLINE FINANCIAL SERVICES LLC

STATEMENT OF OPERATIONS
FOR THE PERIOD JANUARY 1, 2002 TO SEPTEMBER 27, 2002

Operating Revenues:	
Commissions	$137,238,212
Other income	19,915,765
Total Revenues	157,153,977
Operating Expenses:	
Advertising and marketing	33,129,442
Affiliate administrative allocations	34,971,678
Commission paid to broker/dealers	17,054,607
Communication, data processing, and delivery services	14,737,002
Compensation and benefits	14,926,936
Depreciation and amortization	2,313,355
Execution fees	496,698
IRA trustee fees	792,357
Occupancy and equipment costs	4,208,486
Professional services	1,468,107
Provision for bad debts	385,058
Regulatory	622,784
Trade errors	2,173,694
Other	1,484,173
Total Expenses	128,764,377
Income From Operations	28,389,600
Provision for Income Taxes (Tax Benefit)	
Current	12,356,333
Deferred	(792,840)
	11,563,493
Net Income	$ 16,826,107

DATEK ONLINE FINANCIAL SERVICES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD FROM JANUARY 1, 2002 TO SEPTEMBER 27, 2002

Balance, January 1, 2002	$ 29,243,674
Member's withdrawals	(29,100,000)
Member's contributions	5,000,000
Acquisition of Datek Online Holdings Corporation by Ameritrade Holding Corporation.	621,618,058
Net income	16,826,107
Balance, September 27, 2002	$643,587,839

See notes to financial statements.

DATEK ONLINE FINANCIAL SERVICES LLC

STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM JANUARY 1, 2002 TO SEPTEMBER 27, 2002

Cash Flows from Operating Activities:	
Net income	$ 16,826,107
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation and amortization	2,313,355
Deferred income taxes	(792,840)
Changes in operating assets and liabilities:	
Receivable from brokers, dealers, and clearing organizations	(316,129)
Prepaid expenses	558,709
Other assets	(4,616,508)
Payable to brokers, dealers, and clearing organizations	(12,436)
Accounts payable and accrued expenses	(5,450,516)
Due to affiliates	387,249
Net Cash Flows from Operating Activities	8,896,991
Cash Flows from Financing Activities:	
Member's withdrawals	(29,100,000)
Member's contributions	5,000,000
Net Cash Flows from Financing Activities	(24,100,000)
Net Decrease in Cash and Cash Equivalents	(15,203,009)
Cash and Cash Equivalents at Beginning of Year	31,879,471
Cash and Cash Equivalents at End of Year	$ 16,676,462

See notes to financial statements.

DATEK ONLINE FINANCIAL SERVICES LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM JANUARY 1, 2002 TO SEPTEMBER 27, 2002

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Datek Online Financial Services LLC (the "Company") is a wholly-owned subsidiary of Datek Online Holdings Corporation (the "Parent Company") which is a wholly-owned subsidiary of Ameritrade Holding Corporation ("Ameritrade") and is an introducing broker-dealer that provides discount securities brokerage and related financial services.

On September 9, 2002, the Company was acquired by Ameritrade. Due to this change in ownership, the Company's fiscal year-end changed from December 31, to the last Friday in September to coincide with Ameritrade's year-end.

The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Securities and Exchange Commission, as no such liabilities existed at September 27, 2002 or during the period then ended.

The Company executes and clears trades through an affiliated brokerage firm, Ameritrade, Inc.; therefore the Company is not subject to the provisions of Rule 15c3-3 of the Securities and Exchange Commission, as it is exempt under paragraph (k)(2)(ii) of the Rule.

The Company records commission income on a trade-date basis.

The financial statements include material related party transactions consisting of certain income and expense amounts that represent allocations made to and from affiliated companies.

The Company considers temporary, highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Company considers the amounts presented for financial instruments on the Statement of Financial Condition to be reasonable estimates of fair value.

The Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" on January 1, 2002. Goodwill amortization ceased upon adoption of this standard. In addition, no impairment resulted from the Company's transitional impairment test.

The Company reviews long-lived assets and certain intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In such cases, the expected future cash flows (undiscounted and without interest charges) resulting from the use of the asset are estimated and an impairment loss is recognized if the sum of such cash flows is less than the carrying amount of the asset. Should such an assessment indicate that the value of a long-lived asset or intangible asset is impaired, an impairment loss is recognized for the difference between the carrying value of the asset and its estimated fair value.

The results of operations of the Company are included in the consolidated income tax return of Ameritrade filed on a calendar year basis. The Company was included in the consolidated income tax return of its former owner through September 8, 2002. As a single member limited liability company ("LLC"), the Company is treated as a branch for tax purposes. Under the terms of the tax sharing

agreement with Ameritrade, the Company is allocated a provision for income taxes based on the tax that would have been determined on a separate tax return basis. Deferred income taxes are provided for temporary differences between financial statement income and taxable income. The principal temporary differences arise from acquired intangible assets, acquisition reserves, and certain accrued liabilities. Deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities.

Depreciation on property and equipment is provided on a straight-line basis using estimated useful service lives of three to seven years. Acquired intangible assets relate to client relationships and are being amortized on a straight-line basis over a 23-year period.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital, as defined in the Rule. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 27, 2002, the Company had net capital and a net capital requirement of $2,844,050 and $250,000, respectively.

3. EMPLOYEE BENEFIT PLANS

The Parent Company has a 401(k) plan, under which the Company makes discretionary contributions. The Company's expense relating to the Plan, included in compensation and benefits, was $123,298 for the period from January 1, 2002 to September 27, 2002.

The Company's employees participate in Ameritrade's stock option and incentive plans. The Company generally recognizes no compensation relating to the plans.

4. COMMITMENTS AND CONTINGENCIES

The Company is a party to a number of legal matters arising in the ordinary course of its business. In management's opinion, the Company has adequate legal defenses regarding each of these actions and does not believe that any such matters, either individually or in the aggregate, will materially affect the Company's results of operations or its financial position.

In the normal course of business, the Company's customer activities involve, through its clearing firm, various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company leases certain equipment and facilities through an affiliated company on a month-to-month basis. Rent expense for the period from January 1, 2002 to September 27, 2002 was $4,208,486.

5. RELATED PARTY TRANSACTIONS

The Company clears trades though an affiliate and paid fees of approximately $11,842,572 for the period January 1, 2002 through September 27, 2002. Additionally, the Company paid fees of approximately $273,672 to an affiliate for electronic communication network ("ECN") fees for the period January 1, 2002 through September 27, 2002.

6. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company clears securities transactions through an affiliated clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and its clearing broker, the clearing broker has the right to recover losses resulting from a counterparty's failure to fulfill its contractual obligations. The Company seeks to control the risk associated with its customer activities by making credit inquiries when establishing customer relationships and by monitoring customer trading activity.

Credit exposure may result in the event that the Company's clearing broker is unable to fulfill its contractual obligations, the subsequent settlement of open positions at September 27, 2002 had no material adverse effect on the financial position of the Company.

During the normal course of its business, the Company may sell securities that have not yet been purchased, which represent obligations of the Company to deliver the specified security at a later date, thereby creating a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amount recorded on the statement of financial condition. The Company seeks to control such market risk through the use of internal monitoring guidelines. The Company does not engage in any derivative activities.

7. ACQUISITION

On September 9, 2002, the merger of Ameritrade Online Holdings Corp. ("AOH") (formerly Ameritrade Holding Corporation), a Delaware corporation, and the Parent Company, a Delaware corporation, was completed. The merger was accomplished through corporate reorganizations whereby AOH became a wholly-owned subsidiary of Ameritrade, then the Parent Company was acquired and became a wholly-owned subsidiary of Ameritrade. Pursuant to the terms of the merger agreement, each share of Common Stock of AOH was automatically converted into one share of Common Stock of Ameritrade, and the stockholders of the Parent Company in the aggregate received 216,341,375 shares of Common Stock of Ameritrade and approximately $235,000,000 in cash of the Parent Company, which was distributed concurrently with the closing of the merger.

None of the goodwill associated with the acquisition of the Parent Company is expected to be deductible for income tax purposes. Exit and involuntary termination costs were recorded in connection with the transaction and consist primarily of severance and other involuntary termination costs for approximately 900 employees of the Parent Company and costs associated with closing facilities of the Parent Company in New Jersey and New York. Approximately $541,688,000 of goodwill and $243,655,000 of acquired intangible assets resulted from the entire transaction. A summary of the preliminary purchase allocation of assets and liabilities to the Company follows:

Goodwill (net of historical goodwill of $8,216,038)	$488,138,583
Acquired intangible assets	231,087,250
Exit and involuntary termination costs	(8,774,601)
Deferred income taxes	(89,927,785)
Other adjustments, net	1,094,611
Net allocated to the Company	$621,618,058

8. SUBSEQUENT EVENTS

On October 18, 2002, the Company transferred its customer relationships, including related goodwill and acquired intangible assets, to Ameritrade, Inc., a wholly-owned subsidiary of the Parent Company in exchange for 2,388 shares of Ameritrade, Inc. common stock. On November 6, 2002, a Form BDW was filed requesting withdrawal of the Company's registration as a broker and dealer in securities.

DATEK ONLINE FINANCIAL SERVICES LLC

COMPUTATION OF NET CAPITAL FOR BROKER AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF SEPTEMBER 27, 2002

Computation of Net Capital:		
Member's equity		$643,587,839
Deferred income taxes -- relating to nonallowable intangible assets		90,386,552
Nonallowable Assets:		
Goodwill	$ (496,354,621)	
Acquired intangible assets, net of accumulated amortization	(230,507,600)	
Receivable from affiliates	(248,850)	
Non-marketable securities	(3,300)	
Accrued income	(3,471,392)	
Other	(209,837)	
Total Nonallowable Assets		(730,795,600)
Net Capital before Haircuts on Securities		3,178,791
Haircuts on Securities		(334,739)
Net Capital		$ 2,844,052
Minimum Net Capital Requirement		$ 250,000
Excess Net Capital		$ 2,594,052

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation included in the Company's unaudited Part IIA FOCUS Report filing as of September 27, 2002.

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Datek Online Financial Services LLC
Jersey City, New Jersey

In planning and performing our audit of the financial statements of Datek Online Financial Services LLC (the "Company") for the period from January 1, 2002 to September 27, 2002 (on which we issued our report dated November 15, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Corporation's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 27, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

November 15, 2002
Omaha, Nebraska

DATEK ONLINE FINANCIAL SERVICES LLC

(S.E.C. I.D. No. 8-47459)

Financial Statements for the Period from January 1, 2002 to September 27, 2002 and Supplemental Schedule and Supplemental Report on Internal Control for the Period January 1, 2002 to September 27, 2002 and Independent Auditors' Report